Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

Interim Results Announcement for the Six Months

Ended June 30, 2024

XPeng Inc. (“XPENG” or the “Company,” HKEX stock code: 9868 and NYSE symbol: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced the unaudited financial results of the Company and its subsidiaries and consolidated affiliated entities (the “Group”) for the six months ended June 30, 2024 (the “Reporting Period”).

 OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

•	Total deliveries of vehicles were 52,028 in the six months ended June 30, 2024, representing an increase of 25.6% from 41,435 in the six months ended June 30, 2023.

•	XPENG’s physical sales network had a total of 611 stores as of June 30, 2024.

•	XPENG self-operated charging station network reached 1,298 stations, including 1,028 XPENG self-operated supercharging stations and 270 destination charging stations as of June 30, 2024.

•	Total revenues were RMB14.66 billion in the six months ended June 30, 2024, representing an increase of 61.2% from RMB9.10 billion in the six months ended June 30, 2023.

•	Revenues from vehicle sales were RMB12.36 billion in the six months ended June 30, 2024, representing an increase of 55.7% from RMB7.94 billion in the six months ended June 30, 2023.

•	Gross margin was 13.5% in the six months ended June 30, 2024, compared with negative 1.4% in the six months ended June 30, 2023.

•

Vehicle margin, which is gross profit or loss of vehicle sales as a percentage of vehicle sales revenues, was 6.0% in the six months ended June 30, 2024, compared with negative 5.9% in the six months ended June 30, 2023.

•

Net loss was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023.

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Net loss attributable to ordinary shareholders of XPENG was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023. Excluding share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, non-GAAP net loss attributable to ordinary shareholders of XPENG was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB2.81 and basic and diluted net loss per ordinary share were both RMB1.41 for the six months ended June 30, 2024. Each ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted net loss per ADS were both RMB2.79 and non-GAAP basic and diluted net loss per ordinary share were both RMB1.39 for the six months ended June 30, 2024.

•

Cash and cash equivalents, restricted cash, short-term investments and time deposits were RMB37.33 billion as of June 30, 2024, compared with RMB45.70 billion as of December 31, 2023. Time deposits include restricted short-term deposits, short-term deposits, restricted long-term deposits, current portion and non-current portion of long-term deposits.

MANAGEMENT QUOTES

“Starting from the launch of MONA M03 in August, we are about to enter into a strong product cycle. In the next 3 years, we will have a large number of new models and facelift versions in the pipeline for market launch.” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe that through a powerful product cycle and more efficient marketing, the technological advantages we have accumulated through a long period of time and the breakthroughs we have achieved in AI will be transformed into sales growth in China and the international market. We are confident that we will return to the track of fast growth, and we resolve on winning the industry competition for smart technologies and global expansion.”

“With cost reduction through technical improvement and revenues from technical collaboration in our strategic partnership with Volkswagen, our gross profit margin in the second quarter of 2024 has further increased to 14.0%.” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and Co-President of XPENG. “I expect as the big product cycle drives our sales growth in the global market, our economy of scale, operating efficiency and cash flow will significantly improve.”

RECENT DEVELOPMENTS

Deliveries in July 2024

•	Total deliveries were 11,145 vehicles in July 2024.

•	As of July 31, 2024, year-to-date total deliveries were 63,173 vehicles.

Entry into the Master Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group

On July 22, 2024, XPENG and the Volkswagen Group (“Volkswagen”) announced the entry of a Master Agreement (“Master Agreement”) on technical collaboration with respect to electrical/ electronic architecture (“E/E Architecture”), which solidifies both parties’ commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. For details, please refer to the announcement of the Company dated July 22, 2024.

OTA update of XOS 5.2.0

On July 30, 2024, XPENG fully rolled out its XOS 5.2.0 to XPENG users via the Over-the-Air (“OTA”) update. XNGP has been leveled up from “available nationwide” to “smooth experience anywhere”, offering users nationwide access to the enhanced XNGP on all public roads with navigation maps, regardless of city, route, or road condition.

UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024

Total revenues were RMB14.66 billion in the six months ended June 30, 2024, representing an increase of 61.2% from RMB9.10 billion in the six months ended June 30, 2023.

Revenues from vehicle sales were RMB12.36 billion in the six months ended June 30, 2024, representing an increase of 55.7% from RMB7.94 billion in the six months ended June 30, 2023. The year-over-year increase was mainly attributable to higher vehicle deliveries in the six months ended June 30, 2024.

Revenues from services and others were RMB2.30 billion in the six months ended June 30, 2024, representing an increase of 98.3% from RMB1.16 billion in the six months ended June 30, 2023. The year-over-year increase was mainly attributable to higher sales from maintenance services, which was in line with higher accumulated vehicle sales, and the increased sales from technical research and development services related to the platform and software strategic technical collaboration with the Volkswagen Group.

Cost of sales was RMB12.68 billion in the six months ended June 30, 2024, representing an increase of 37.4% from RMB9.23 billion in the six months ended June 30, 2023. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 13.5% in the six months ended June 30, 2024, compared with negative 1.4% in the six months ended June 30, 2023.

Vehicle margin was 6.0% in the six months ended June 30, 2024, compared with negative 5.9% in the six months ended June 30, 2023. The year-over-year increase was primarily attributable to the cost reduction and the improvement in product mix of models.

Research and development expenses were RMB2.82 billion in the six months ended June 30, 2024, representing an increase of 5.8% from RMB2.66 billion in the six months ended June 30, 2023. The year-over-year increase was mainly in line with timing and progress of new vehicle programs.

Selling, general and administrative expenses were RMB2.96 billion in the six months ended June 30, 2024, representing an increase of 1.1% from RMB2.93 billion in the six months ended June 30, 2023.

Other income, net was RMB0.35 billion in the six months ended June 30, 2024, representing an increase of 635.1% from RMB0.05 billion in the six months ended June 30, 2023. The year-over- year increase was primarily attributable to the increase of government subsidies.

Fair value gain on derivative liability relating to the contingent consideration was RMB0.19 billion in the six months ended June 30, 2024. This non-cash gain resulted from the fair value change of the contingent consideration related to the acquisition of DiDi’s smart auto business.

Loss from operations was RMB3.26 billion in the six months ended June 30, 2024, compared with RMB5.68 billion in the six months ended June 30, 2023.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB3.23 billion in the six months ended June 30, 2024, compared with RMB5.42 billion in the six months ended June 30, 2023.

Net loss was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023.

Net loss attributable to ordinary shareholders of XPENG was RMB2.65 billion in the six months ended June 30, 2024, compared with RMB5.14 billion in the six months ended June 30, 2023.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, was RMB2.63 billion in the six months ended June 30, 2024, compared with RMB4.88 billion in the six months ended June 30, 2023.

Basic and diluted net loss per ADS were both RMB2.81 in the six months ended June 30, 2024, compared with RMB5.97 in the six months ended June 30, 2023.

Non-GAAP basic and diluted net loss per ADS were both RMB2.79 in the six months ended June 30, 2024, compared with RMB5.67 in the six months ended June 30, 2023.

Balance Sheets

As of June 30, 2024, the Group had cash and cash equivalents, restricted cash, short-term investments and time deposits of RMB37.33 billion, compared with RMB45.70 billion as of December 31, 2023.

BUSINESS OUTLOOK

For the third quarter of 2024, the Company expects:

•	Deliveries of vehicles to be between 41,000 and 45,000, representing a year-over-year increase of approximately 2.5% to 12.5%.

•	Total revenues to be between RMB9.1 billion and RMB9.8 billion, representing a year-over-year increase of approximately 6.7% to 14.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

MANAGEMENT DISCUSSION AND ANALYSIS

1.	Liquidity and capital resources

The Group has been incurring losses from operations since inception. The Group incurred net losses of RMB2.65 billion and RMB5.14 billion for the six months ended June 30, 2024 and 2023, respectively. Accumulated deficit amounted to RMB38.43 billion as of June 30, 2024. Net cash used in operating activities was approximately RMB7.39 billion and RMB6.22 billion for the six months ended June 30, 2024 and 2023, respectively.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations, research and development activities and capital expenditures. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully, which includes increasing market acceptance of the Group’s products to boost its sales volume to achieve economies of scale while applying more effective marketing strategies and cost control measures to better manage operating cash flow position and obtaining funds from outside sources of financing to generate positive financing cash flows. With the completion of its initial public offering and follow-on offering on New York Stock Exchange in August and December 2020, the Group received the net proceeds, after deducting the underwriting discounts and commissions, fees and offering expenses, of RMB11.41 billion and RMB15.98 billion, respectively. In July 2021, with the completion of its global offering, including the Hong Kong Public Offering and the International Offering, on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), the Group further received the net proceeds, after deducting the underwriting discounts and commissions, of HKD15.82 billion. In December 2023, with the completion of the investment by the Volkswagen Group, the Group received the net proceeds, after deducting related costs and expenses, of RMB5.02 billion.

As of June 30, 2024, the balance of cash and cash equivalents, restricted cash, excluding RMB0.01 billion (December 31, 2023: RMB0.01 billion) restricted as to withdrawal or use for legal disputes, short-term investments and time deposits was RMB37.32 billion (December 31, 2023: RMB45.69 billion).

2.	Interest-bearing bank and other borrowings

Short-term bank loans

As of June 30, 2024, short-term borrowings from banks in the PRC amounted to RMB4.16 billion in aggregate. The effective interest rate of these borrowings was 2.62% per annum. As of December 31, 2023, short-term borrowings from banks in the PRC amounted to RMB3.89 billion in aggregate. The effective interest rate of these borrowings was 2.62% per annum. Certain short-term bank loans were collateralized by pledges of short-term deposits with carrying values of RMB0.23 billion and nil, as of June 30, 2024 and December 31, 2023, respectively, which were classified as “Restricted short-term deposits”. Certain short-term bank loans were collateralized by pledges of long-term deposits with carrying values of RMB0.71 billion and RMB0.20 billion as of June 30, 2024 and December 31, 2023, respectively, which were classified as “Restricted long-term deposits”.

Long-term bank and other loans

In December 2020, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained a facility for financing the construction of Zhaoqing manufacturing plant, of RMB0.80 billion from a bank in the PRC, with a maturity date from December 18, 2020 to December 17, 2028. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.77 billion and RMB0.78 billion with an effective interest rate of 4.98% and 4.98% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Zhaoqing manufacturing plant, upon the acceptance of subsidy application by the local government.

In July 2021, Guangzhou Xiaopeng New Energy Automobile Co., Ltd.* (廣州小鵬新能源汽車有限公司) obtained a facility for financing the construction of Guangzhou manufacturing plant, of up to RMB1.12 billion from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.84 billion and RMB0.84 billion with effective interest rates of 4.92% and 4.99% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Guangzhou manufacturing plant or to reduce the related interest expenses as incurred, upon the acceptance of subsidy application by the local government.

In September 2021, Xiaopeng Automobile Central China (Wuhan) Co., Ltd.* (小鵬汽車華中 （武漢）有限公司) obtained a facility for financing the construction of Wuhan manufacturing base, of up to RMB3.00 billion from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.98 billion and RMB2.04 billion with effective interest rates of 4.03% and 4.47% per annum, respectively. For the six months ended June 30, 2024 and 2023, the Group recognized the subsidies to reduce the interest expenses capitalized in the construction costs of Wuhan manufacturing base, upon the acceptance of subsidy application by the local government.

In March 2023 and September 2022, Zhaoqing Xiaopeng Automobile Co., Ltd.* (肇慶小鵬汽車有限公司) obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.35 billion and RMB1.40 billion with effective interest rates of 3.13% and 3.14% per annum, respectively.

In September 2023 and September 2022, Zhaoqing Xiaopeng New Energy Investment Co., Ltd.* (肇慶小鵬新能源投資有限公司) obtained facilities for financing the expenditures of operations, from banks in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB1.00 billion and RMB1.25 billion with effective interest rates of 3.07% and 3.06% per annum, respectively.

In September 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co., Ltd.* (廣州小鵬汽車融資租賃有限公司) obtained a facility for financing the expenditures of operations, of up to RMB0.20 billion from a bank in the PRC. As of June 30, 2024 and December 31, 2023, the bank loans were RMB0.17 billion and RMB0.17 billion with effective interest rates of 3.80% and 3.80% per annum, respectively.

In November 2023, Guangzhou Pengyue Automobile Development Co., Ltd.* (廣州鵬躍汽車發展有限公司) obtained a facility for financing the expenditures of operations, of up to RMB2.35 billion from a syndicate of banks in the PRC. As of June 30, 2024 and December 31, 2023, RMB0.21 billion and RMB0.02 billion had been drawn from the banks with effective interest rates of 3.61% and 3.75% per annum, respectively.

In November 2022 and March 2024, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed securitizations (“ABS”) by issuing senior debt securities to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt securities amounting to RMB1.77 billion were reported as securitization debt. The securities were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities of the debt securities. As of June 30, 2024, the balance of current and non-current portion of the ABS were RMB0.58 billion and RMB0.22 billion, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABS were RMB0.18 billion and nil, respectively.

In August 2023, Guangzhou Xiaopeng Automobile Finance Leasing Co. Ltd.* (廣州小鵬汽車融資租賃有限公司) completed the launch of asset-backed notes (“ABN”) by issuing senior debt notes to investors, which are collateralized by installment payment receivables. The proceeds from the issuance of senior debt notes amounting to RMB0.84 billion were reported as securitization debt. The notes were repaid as collections on the underlying collateralized assets occur and the amounts were included in “Long-term borrowings, current portion” or “Long-term borrowings” according to the contractual maturities. As of June 30, 2024, the balance of current and non-current portion of the ABN were RMB0.21 billion and RMB0.01 billion, respectively. As of December 31, 2023, the balance of current and non-current portion of the ABN were RMB0.24 billion and RMB0.09 billion, respectively.

As of June 30, 2024, all of the bank loans and other borrowings of the Group were denominated in RMB and bore fixed and floating interest rate, and the Group had not been in violation of any of the covenants pursuant to the applicable agreement(s) entered with the lenders.

3.	Pledge of assets

As of June 30, 2024, the Group pledged restricted cash and restricted deposits of RMB5.27 billion (December 31, 2023: RMB3.94 billion) for bank borrowings and the issuance of letter of guarantee, bank notes, legal disputes and others. Certain manufacturing buildings of Guangzhou and Zhaoqing plants, the land use right of Wuhan base and Guangzhou Xiaopeng technology park and the equipments of Wuhan base were used to secure the long-term bank loan with a total appraised value of RMB5.36 billion (December 31, 2023: RMB4.26 billion).

4.	Gearing ratio

Gearing ratio equals total debt divided by total equity as of the end of the Reporting Period. Total debt is defined to include short-term borrowings, current portion of long-term borrowings and long-term borrowings which are all interest-bearing borrowings. As of June 30, 2024, the gearing ratio of the Group is 33.8% (December 31, 2023: 30.0%).

5.	Material investments

For the six months ended June 30, 2024, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Group’s total assets as of June 30, 2024). As of June 30, 2024, the Group did not have other plans for material investments and capital assets.

6.	Capital commitments and capital expenditure

As of June 30, 2024, the Group had capital commitments amounting to RMB0.42 billion for the acquisition of property, plant and equipment, which were primarily for Guangzhou and Zhaoqing Plant, and Wuhan base, and RMB0.54 billion for other investments.

7.	Contingent liabilities

As of June 30, 2024, the Group did not have any material contingent liabilities.

8.	Material acquisitions and disposals

For the six months ended June 30, 2024, the Group did not have any material acquisitions and disposals.

9.	Risk management

Foreign Exchange Risk

The Group uses Renminbi as its reporting currency. Most of the Group’s revenues and expenses are denominated in Renminbi, while the Group also has certain portion of cash denominated in the U.S. dollar from its financing activities. The functional currency of the Company and subsidiaries in the United States and Hong Kong is the U.S. dollar. The functional currency of subsidiaries in the PRC, the variable interest entities (the “VIE”) and the VIE’s subsidiaries is the Renminbi. The Group’s exposure to U.S. dollars exchanges rate fluctuation mainly arises from the Renminbi-denominated cash and cash equivalents and other receivables held by the Group and its subsidiaries whose functional currency is U.S. dollars and the U.S. dollar-denominated other receivables held by the Group and its subsidiaries whose functional currency is Renminbi. The Group may enter into hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. During the Reporting Period, the Group did not enter into any foreign exchange forward contracts. As of June 30, 2024, the Group did not hold any foreign exchange forward contracts for hedging purposes.

To the extent that the Group needs to convert U.S. dollars into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that the Group receives from the conversion. Conversely, if the Group decides to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on its Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to the Group.

Interest Rate Risk

The Group’s interest rate risk arises from investments and borrowings. Investments in both fixed rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Borrowings in both fixed rate and floating rate carry a degree of interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk, while borrowings issued at variable rates expose the Group to cash flow interest rate risk.

During the Reporting Period, the Group had not used any financial instrument to hedge its exposure to interest rate risk.

10.	Employees and remuneration policies

The following table sets forth the breakdown of the Group’s employees by function as of June 30, 2024:

Function	Number of Employees
Research and development	5,619
Sales and marketing	4,357
Manufacturing	2,767
General and administration	87
Operation	431

Total	13,261

The Group primarily recruits the employees through recruitment agencies, on-campus job fairs, referrals, and online channels including the Company’s corporate website and social networking platforms. The Group has adopted a training policy, pursuant to which technology, corporate culture, leadership and other trainings are regularly provided to the Group’s employees by internal speakers and third-party consultants.

The Group offers its employees competitive compensation packages and a dynamic work environment that encourages initiative. The Group participates in various government statutory employee benefit plans, including social insurance, namely pension insurance, medical insurance, unemployment insurance, work-related injury insurance and maternity insurance, and housing funds. In addition, the Group purchased additional commercial health insurance to increase insurance coverage of its employees.

OTHER INFORMATION

Purchase, sale and redemption of the Company’s listed securities

On February 19, 2024, the Company issued 34,874 Class A ordinary shares to satisfy the restricted share units (the “RSUs”) pursuant to the 2019 equity incentive plan approved and adopted in June 2020, as amended and restated in August 2020 and June 2021 (the “2019 Equity Incentive Plan”).

On March 25, 2024, the Company issued 2,070,152 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On April 10, 2024, the Company issued 650,000 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

On June 20, 2024, the Company issued 2,646,192 Class A ordinary shares to satisfy the RSUs pursuant to the 2019 Equity Incentive Plan.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities (including sale of treasury shares) during the Reporting Period.

Compliance with corporate governance code

The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code (the “CG Code”) contained in Appendix C1 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”).

Pursuant to code provision C.2.1 of part 2 of the CG Code as set out in Appendix C1 to the Listing Rules, companies listed on the Hong Kong Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not have a separate role for chairman and chief executive officer and Mr. Xiaopeng He currently performs these two roles. The board of directors (the “Directors”) of the Company (the “Board”) believes that vesting the roles of both chairman and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group. The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively.

Other than the above, the Company has complied with the code provisions set out in part 2 of the CG Code during the Reporting Period.

Compliance with Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Listing Rules as its code of conduct regarding directors’ securities transactions. Having made specific enquiries to all of the Directors, all Directors confirmed that they have fully complied with all relevant requirements set out in the Model Code during the Reporting Period.

Important Events after the Reporting Period

Entry into the Master Agreement on E/E Architecture Technical Collaboration with the Volkswagen Group

On July 22, 2024, XPENG and the Volkswagen Group announced entry into a Master Agreement on technical collaboration with respect to E/E Architecture which solidifies both parties’ commitment to jointly develop industry-leading E/E Architecture for all locally produced vehicles based on Volkswagen’s China Main Platform (CMP) and Modular Electric Drive Matrix (MEB) platform. For details, please refer to the announcement of the Company dated July 22, 2024.

SOP Closing of the Acquisition of Didi’s Smart Auto Development Business Assets and the Issue of SOP Consideration Shares

On July 30, 2024, the Company launched the mass-production in identical models (start-of-production, the “SOP”) of Mona for sales and delivery to ordinary customers and hence the SOP Milestone (as defined in the Share Purchase Agreement) under the share purchase agreement dated August 27, 2023 entered into between Didi Global Inc., Da Vinci Auto Co. Limited and the Company in relation to the acquisition of Didi’s smart auto development business assets (the “Share Purchase Agreement”) has been achieved. Pursuant to the Share Purchase Agreement, the Company allotted and issued 4,636,447 Class A ordinary shares to DiDi, representing approximately 0.24% of the issued and outstanding share capital of the Company as enlarged by the allotment and issue of such 4,636,447 Class A ordinary shares. For details, please refer to the announcements of the Company dated August 28, 2023, November 13, 2023 and August 13, 2024.

Save as disclosed in this announcement, no important events affecting the Group occurred since June 30, 2024 and up to the date of this announcement.

Review of unaudited condensed consolidated interim financial statements

The unaudited condensed consolidated interim financial statements of the Group for the six months ended June 30, 2024 have been reviewed by the auditor of the Company, PricewaterhouseCoopers, in accordance with Hong Kong Standard on Review Engagements 2410 — “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants for the Hong Kong filing. The unaudited condensed consolidated interim financial statements of the Group for the six months ended June 30, 2024 have also been reviewed by the audit committee of the Company.

Interim dividend

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2024.

Publication of interim results and interim report

This announcement is published on the website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and on the Company’s investor relations website of at http://ir.xiaopeng.com. The 2024 Interim Report containing all the information required by the Listing Rules will be dispatched to the shareholders and will be made available on the websites of the Company and the Hong Kong Stock Exchange in due course.

Appreciation

The Group would like to express its appreciation to all the staff for their outstanding contribution towards the Group’s development. The Board wishes to sincerely thank the management for their dedication and diligence, which are the key factors for the Group to continue its success in future. Also, the Group wishes to extend its gratitude for the continued support from its shareholders, customers, and business partners. The Group will continue to deliver sustainable business development, so as to create more values for all its shareholders.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value gain on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Interim Reconciliations of GAAP and Non-GAAP Results” set forth in this announcement.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

By order of the Board
XPeng Inc. Xiaopeng He Chairman

Hong Kong, Tuesday, August 20, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
	Note	2024	2023
		RMB	RMB
Revenues
Vehicle sales	3	12,363,263	7,938,304
Services and others	3	2,296,240	1,157,812

Total revenues	3	14,659,503	9,096,116

Cost of sales
Vehicle sales		(11,626,329)	(8,405,064)
Services and others		(1,053,631)	(821,411)

Total cost of sales		(12,679,960)	(9,226,475)

Gross profit (loss)		1,979,543	(130,359)

Operating expenses
Research and development expenses		(2,817,200)	(2,662,961)
Selling, general and administrative expenses		(2,962,048)	(2,930,245)

Total operating expenses		(5,779,248)	(5,593,206)

Other income, net		352,883	48,005
Fair value gain on derivative liability relating to the contingent consideration		191,793	—

Loss from operations		(3,255,029)	(5,675,560)

Interest income		755,327	603,378
Interest expenses		(166,520)	(129,674)
Fair value loss on long-term investments		(55,292)	(30,264)
Exchange gain from foreign currency transactions		7,886	44,746
Other non-operating income, net		7,617	10,288

Loss before income tax benefit (expenses) and share of results of equity method investees		(2,706,011)	(5,177,086)

Income tax benefit (expenses)	4	32,713	(14,374)
Share of results of equity method investees		20,727	49,850

Net loss		(2,652,571)	(5,141,610)

Net loss attributable to ordinary shareholders of XPeng Inc.		(2,652,571)	(5,141,610)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		For the Six Months Ended June 30,
		2024	2023
	Note	RMB	RMB
Net loss		(2,652,571)	(5,141,610)
Other comprehensive income
Foreign currency translation adjustment, net of tax		113,393	632,313

Total comprehensive loss attributable to XPeng Inc.		(2,539,178)	(4,509,297)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.		(2,539,178)	(4,509,297)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	5	1,886,710,018	1,722,728,620
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	5	(1.41)	(2.98)
Weighted average number of ADS used in computing net loss per share
Basic and diluted		943,355,009	861,364,310
Net loss per ADS attributable to ordinary shareholders
Basic and diluted		(2.81)	(5.97)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
ASSETS
Current assets
Cash and cash equivalents		14,253,645	21,127,163
Restricted cash		3,451,099	3,174,886
Short-term deposits		10,868,694	9,756,979
Restricted short-term deposits		533,377	—
Short-term investments		250,967	781,216
Long-term deposits, current portion		2,765,569	7,054,915
Accounts and notes receivable, net	6	2,135,141	2,716,216
Installment payment receivables, net, current portion		1,972,380	1,881,755
Inventory		5,565,776	5,526,212
Amounts due from related parties		33,533	12,948
Prepayments and other current assets		2,902,937	2,489,339

Total current assets		44,733,118	54,521,629

Non-current assets
Long-term deposits		3,915,641	3,035,426
Restricted long-term deposits		1,287,281	767,899
Property, plant and equipment, net		10,467,934	10,954,485
Right-of-use assets, net		1,270,676	1,455,865
Intangible assets, net		4,705,139	4,948,992
Land use rights, net		2,764,487	2,789,367
Installment payment receivables, net		3,187,137	3,027,795
Long-term investments		2,061,775	2,084,933
Other non-current assets		605,601	576,150

Total non-current assets		30,265,671	29,640,912

Total assets		74,998,789	84,162,541

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
LIABILITIES
Current liabilities
Short-term borrowings		4,157,200	3,889,100
Accounts and notes payable	7	16,389,995	22,210,431
Amounts due to related parties		175	30,880
Operating lease liabilities, current portion		323,210	365,999
Finance lease liabilities, current portion		34,878	34,382
Deferred revenue, current portion		889,625	630,997
Long-term borrowings, current portion		1,977,994	1,363,835
Accruals and other liabilities		6,015,270	7,580,195
Income taxes payable		7,852	5,743

Total current liabilities		29,796,199	36,111,562

Non-current liabilities
Long-term borrowings		5,358,915	5,650,782
Operating lease liabilities		1,367,459	1,490,882
Finance lease liabilities		796,947	777,697
Deferred revenue		667,165	668,946
Derivative liability		208,974	393,473
Deferred tax liabilities		364,272	404,018
Other non-current liabilities		2,433,492	2,336,654

Total non-current liabilities		11,197,224	11,722,452

Total liabilities		40,993,423	47,834,014

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

		As of June 30,	As of December 31,
	Note	2024	2023
		RMB	RMB
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.00001 par value; 9,250,000,000 and 9,250,000,000 shares authorized, 1,543,510,227 and 1,538,109,009 shares issued, 1,539,345,445 and 1,535,297,395 shares outstanding as of June 30, 2024 and December 31, 2023, respectively)		103	103
Class B Ordinary shares (US$0.00001 par value; 750,000,000 and 750,000,000 shares authorized, 348,708,257 and 348,708,257 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)		21	21
Additional paid-in capital		70,414,048	70,198,031
Statutory and other reserves		79,337	60,035
Accumulated deficit		(38,432,174)	(35,760,301)
Accumulated other comprehensive income		1,944,031	1,830,638

Total shareholders’ equity		34,005,366	36,328,527

Total liabilities and shareholders’ equity		74,998,789	84,162,541

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

1.	General Information

XPeng Inc. (“XPENG” or the “Company”) was incorporated under the laws of the Cayman Islands on December 27, 2018, as an exempted company with limited liability. The Company, its subsidiaries and consolidated variable interest entity (“VIE”) and VIE’s subsidiaries (“VIEs”, also refer to VIE and its subsidiaries as a whole, where appropriate) are collectively referred to as the “Group”.

The Group designs, develops and delivers smart electric vehicles. It manufactures all vehicles through its own plants in Zhaoqing and Guangzhou, and its own manufacturing base in Wuhan. As of June 30, 2024, its primary operations are conducted in the People’s Republic of China (“PRC”).

The unaudited condensed consolidated interim financial statements comprise the condensed consolidated balance sheet as of June 30, 2024 and the condensed consolidated statement of comprehensive loss, the condensed consolidated statement of changes in shareholders’ equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information (collectively defined as the “Interim Financial Statements”).

2.	Summary of Significant Accounting Policies

(a)	Basis of presentation

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Group’s financial position as of June 30, 2024, results of operations and cash flows for the six months ended June 30, 2024 and 2023. The consolidated balance sheet as of December 31, 2023 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated interim financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated interim financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2023. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2024 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited interim consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no segment geographical information is presented.

3.	Revenues

Revenues by source consisted of the following:

	For the Six Months Ended June 30,
	2024 RMB’000	2023 RMB’000
Vehicle sales
— At a point in time	12,363,263	7,938,304
Services and others
— At a point in time	946,026	730,927
— Over time	1,350,214	426,885

Total	14,659,503	9,096,116

4.	Taxation

Composition of income tax expenses for the periods presented are as follows:

	For the Six months Ended June 30,
	2024 RMB’000	2023 RMB’000
Current income tax expenses	7,033	14,374
Deferred income tax benefit	(39,746)	—

Income tax (benefit) expenses	(32,713)	14,374

5.	Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of earnings per share for the six months ended June 30, 2024 and 2023 as follows:

	For the Six months Ended June 30,
	2024 RMB’000	2023 RMB’000
Numerator:
Net loss	(2,652,571)	(5,141,610)

Net loss attributable to ordinary shareholders of XPeng Inc.	(2,652,571)	(5,141,610)

Denominator:
Weighted average number of ordinary shares outstanding-basic and diluted	1,886,710,018	1,722,728,620

Basic and diluted net loss per share attributable to ordinary shareholders of XPeng Inc.	(1.41)	(2.98)

For the six months ended June 30, 2024 and 2023, the Company had potential ordinary shares, including non-vested RSUs granted and contingently issuable shares relating to contingent consideration. As the Group incurred losses for the six months ended June 30, 2024 and 2023, these potential ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company. The weighted-average numbers of non-vested RSUs excluded from the calculation of diluted net loss per share of the Company were 28,762,553 and 38,043,781 as of June 30, 2024 and 2023, respectively. The number of contingently issuable shares relating to contingent consideration excluded from the calculation of diluted net loss per share of the Company is between nil and 32,967,573 and nil as of June 30, 2024 and 2023, respectively.

6.	Accounts and Notes Receivable, net

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
Accounts receivable, net	2,135,141	2,689,310
Notes receivable	—	26,906

Total	2,135,141	2,716,216

Accounts receivable consisted of the following:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
Accounts receivable, gross	2,152,937	2,706,480
Allowance for doubtful accounts	(17,796)	(17,170)

Accounts receivable, net	2,135,141	2,689,310

The accounts receivable mainly included the amounts of vehicle sales in relation to government subsidies to be collected from government on behalf of customers and large-volume buyers for vehicle sales in the ordinary course. Sales to individual customers were normally made with advances from customers. Sales to large-volume buyers were made on credit terms ranging from 30 to 60 days.

An aging analysis of accounts receivable based on the relevant recognition dates is as follows:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
0–3 months	548,873	586,876
3–6 months	72,379	7,290
6–12 months	38,754	4,380
Over 1 year	1,492,931	2,107,934

Accounts receivable, gross	2,152,937	2,706,480

An aging analysis of notes receivable based on the relevant issuance dates is as follows:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
0–3 months	—	26,906

Notes receivable, gross	—	26,906

7.	Accounts and Notes Payable

Accounts and notes payable consists of the following:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
Accounts payable	8,099,729	13,491,144
Notes payable	8,290,266	8,719,287

Total	16,389,995	22,210,431

The Group normally receives credit terms of 0 days to 180 days from its suppliers. An aging analysis of accounts payable based on the relevant recognition dates is as follows:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
0–3 months	6,253,809	11,953,357
3–6 months	1,076,749	1,048,031
6–12 months	462,773	285,234
Over 1 year	306,398	204,522

Total	8,099,729	13,491,144

An aging analysis of notes payable based on the relevant issuance dates is as follows:

	As of June 30, 2024 RMB’000	As of December 31, 2023 RMB’000
0–3 months	3,687,799	5,995,953
3–6 months	4,602,467	2,723,334

Total	8,290,266	8,719,287

8.	Dividends

Dividends are recognized when declared. No dividend was declared for the six months ended June 30, 2024 and 2023, respectively.

XPENG INC.

UNAUDITED INTERIM RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Six Months Ended June 30,
	2024 RMB	2023 RMB
Loss from operations	(3,255,029)	(5,675,560)
Fair value gain on derivative liability relating to contingent consideration	(191,793)	—
Share-based compensation expenses	216,017	259,208

Non-GAAP loss from operations	(3,230,805)	(5,416,352)

Net loss	(2,652,571)	(5,141,610)
Fair value gain on derivative liability relating to contingent consideration	(191,793)	—
Share-based compensation expenses	216,017	259,208

Non-GAAP net loss	(2,628,347)	(4,882,402)

Net loss attributable to ordinary shareholders	(2,652,571)	(5,141,610)
Fair value gain on derivative liability relating to contingent consideration	(191,793)	—
Share-based compensation expenses	216,017	259,208

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(2,628,347)	(4,882,402)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,886,710,018	1,722,728,620
Non-GAAP net loss per ordinary share
Basic and diluted	(1.39)	(2.83)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	943,355,009	861,364,310
Non-GAAP net loss per ADS
Basic and diluted	(2.79)	(5.67)